Exhibit 99.1

NEWS RELEASE

CONTACTS:	ALLERGAN:
Investors:
Lisa DeFrancesco
(862) 261-7152

Media: Mark Marmur (862) 261-7558

Allergan Acquires Akarna Therapeutics Adding to its Strong Development Program and Commitment to Innovation in NASH

— Acquisition Adds Global Rights to AKN-083, a Potentially Best-in-Class Preclinical FXR Agonist for the Treatment of NASH —

— NASH Fastest Growing Cause of Liver Cancer, Liver Transplant in the U.S.i —

— Acquisition Highly Complementary to Previously Announced Acquisition of Tobira Therapeutics’ NASH Development

Compounds —

— Enhances Allergan’s Gastroenterology Pipeline and Growing International Presence in GI —

— Allergan to Hold Conference Call and Webcast Wednesday, September 21, 2016 at 8:30 a.m. ET to Discuss Recent R&D Acquisitions —

DUBLIN, Sept. 20, 2016 – /PRNewswire/ – Allergan plc (NYSE: AGN), a leading global pharmaceutical company, today announced that the Company has acquired Akarna Therapeutics Ltd., a privately held biopharmaceutical company focused on developing novel small molecule therapeutics that target inflammatory and fibrotic diseases, for an up-front payment of $50 million, subject to certain adjustments, as well as potential clinical, regulatory and commercial milestone payments related to its lead development compound, AKN-083. In addition to AKN-083, the acquisition also includes a portfolio of additional development-stage FXR compounds.

Non-Alcoholic Steatohepatitis (NASH) is a severe type of non-alcoholic fatty liver disease (NAFLD), which is characterized by the accumulation of fat in the liver with no other apparent causes.ii NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage.ii The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure.ii NAFLD and NASH affect approximately 30% and 5%, respectively, of the US populationiii and NAFLD affects more than 20% of the population worldwide.iv

AKN-083 is a potentially best-in-class preclinical farnesoid X receptor (FXR) agonist in development for the treatment of NASH, and is highly complementary to compounds in development by Tobira Therapeutics, Cenicriviroc (CVC) and Evogliptin. Allergan announced the acquisition of Tobira earlier today.

“The acquisition of Akarna adds to our strategic approach to investing in innovation to advance the treatment of NASH for millions of patients who currently do not have therapeutic options to treat the disease,” said Brent Saunders, CEO and President of Allergan. “We look forward to advancing this unique compound into later stages of development, and to advancing our overall portfolio of NASH programs, as we focus on bringing forward effective treatments for this critical disease area.”

“AKN-083 is a highly differentiated, selective FXR agonist which is a strongly validated therapeutic mechanism for the treatment of NASH,” said David Nicholson, Chief Research & Development Officer, Allergan. “In addition, AKN-083 is a non-bile acid FXR agonist that in preclinical studies has shown high affinity, potency and selectivity with a better tolerability profile. These characteristics make AKN-083 a great addition to our portfolio of assets for the treatment of NASH.”

“We are excited to be working with Allergan, a company that shares our vision to develop the best possible treatments for NASH,” said Raju Mohan, Ph.D., Founder and Chief Executive Officer, Akarna Therapeutics. “Allergan shares our commitment to help patients with NASH live longer, healthier lives.”

Conference Call

Allergan management will host a conference call to discuss the Tobira Therapeutics, Akarna Therapeutics and other recent R&D acquisitions Wednesday, September 21, 2016 at 8:30 a.m. EST. The number to call from within the United States is (877) 251-7980, conference ID 85674735. From international locations, the conference call can be accessed at (706) 643-1573 using the same conference ID. The call will also be webcast and can be accessed through the companies’ websites at www.allergan.com. To access the slides go to Allergan’s Investor Relations Web site at http://ir.allergan.com. A replay of the conference call will also be available by calling (855) 859-2056 in the U.S. or (404) 537-3406 outside of the U.S., conference ID 85674735.

About Non-Alcoholic Steatohepatitis (NASH)

NASH is a severe type of non-alcoholic fatty liver disease (NAFLD), which is characterized by the accumulation of fat in the liver with no other apparent causes.ii NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage.ii The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure.ii

NAFLD and NASH affect approximately 30% and 5%, respectively, of the US populationv and NAFLD affects more than 20% of the population worldwide.vi NASH is the fastest growing cause of liver cancer and liver transplant in the U.S.i The increasing prevalence of NASH is attributed to the growing obesity epidemic and the disease is often diagnosed in patients who have diabetes, high cholesterol or high triglycerides.v There is currently no approved treatment for NASH.

About FXR

Farnesoid X receptor (FXR) is a nuclear hormone receptor expressed in the liver, intestine, kidney and fat. FXR has been closely studied over the past decade because of its role as a master regulator of carbohydrate and lipid metabolism, bile-acid homeostasis, inflammation and fibrosis, all of which are associated with the pathology and progression of NASH. FXR is recognized as a clinically validated target for NASH and other liver diseases.

About Allergan plc

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a bold, global pharmaceutical company and a leader in a new industry model – Growth Pharma. Allergan is focused on developing, manufacturing and commercializing branded pharmaceuticals, devices and biologic products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women’s health, urology and anti-infective therapeutic categories.

Allergan is an industry leader in Open Science, the Company’s R&D model, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. This approach has led to Allergan building one of the broadest development pipelines in the pharmaceutical industry with 65+ mid-to-late stage pipeline programs in development.

Our Company’s success is powered by our more than 15,000 global colleagues’ commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what it is right.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live healthier lives everyday.

For more information, visit Allergan’s website at www.Allergan.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that refer to future events or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this release. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s products; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (such periodic public filings having been filed under the “Actavis plc” name). Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Notice to Investors

Allergan expects to commence a cash tender offer to purchase all of the outstanding shares of Tobira common stock. The tender offer for the outstanding common stock of Tobira has not yet commenced. The description of the Tobira acquisition contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Tobira common stock will be made pursuant to an offer to purchase and related materials that Allergan intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Allergan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Tobira will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Tobira when available. Additionally, Tobira and Allergan will file other relevant materials in connection with the proposed acquisition of Tobira by Allergan pursuant to the terms of the merger agreement. All of these materials (and all other materials filed by Tobira with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Tobira by contacting Tobira Investor Relations at (650) 351-5013.

INVESTORS AND STOCKHOLDERS OF TOBIRA ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE

THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

[i]	Anderson, C.D. Curr Surg Rep (2015) 3: 24. doi:10.1007/s40137-015-0101-6.
ii	The National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). Fatty Liver Disease (Nonalcoholic Steatohepatitis). https://www.niddk.nih.gov/health-information/health-topics/liver-disease/nonalcoholic-steatohepatitis/Pages/facts.aspx
iii	Nonalcoholic fatty liver disease: A systematic review. ME, Rinella. Journal of the American Medical Association, 2015, Vol. 313, pp. 2263-2273.
iv	Sattar N, et al. Non-alcoholic fatty liver disease. Available from: http://www.bmj.com/content/349/bmj.g4596.
[v]	Nonalcoholic fatty liver disease: A systematic review. ME, Rinella. Journal of the American Medical Association, 2015, Vol. 313, pp. 2263-2273.
vi	Sattar N, et al. Non-alcoholic fatty liver disease. Available from: http://www.bmj.com/content/349/bmj.g4596.